PROSPECTUS

                    VETERINARY CENTERS OF AMERICA, INC.
                  801,053 SHARES OF COMMON STOCK
                       (par value $0.001 per share)


                           --------------------

          This Prospectus relates to the sale of an aggregate of 801,053 shares (the "Shares") of the common stock, par value $.001 per share (the "Common Stock") of Veterinary Centers of America, Inc. (the "Company" or "VCA") offered for the account of certain stockholders of the Company (the "Selling Stockholders"). The Common Stock offered by the Selling Stockholders was acquired by the Selling Stockholders in exchange for the capital stock of Pets' Rx, Inc. ("Pets' Rx") owned by the Selling Stockholders and acquired by the Company in connection with the merger of a subsidiary of the Company with Pets' Rx. See "Selling Stockholders and Plan of Distribution." The Selling Stockholders may from time to time sell all or a portion of the Common Stock which may be offered by them under this Prospectus in routine brokerage transactions in the over-the-counter market, at prices and terms prevailing at the time of sale. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may pay customary brokerage fees, commissions and expenses. The Company will pay all other expenses of the offering. The Selling Stockholders and the brokers executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such brokers may be deemed underwriting commissions under the Securities Act.


          The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders hereby.


          The Common Stock is quoted on the Nasdaq Stock Market's National Market ("Nasdaq National Market") under the symbol "VCAI." On July 24, 1997, the closing price of the Common Stock on the Nasdaq National Market was $13.625.


          THESE SHARES OF COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



          SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                                ----------

             The date of this Prospectus is August 6, 1997

          No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not relate to any securities other than those described herein or constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                           AVAILABLE INFORMATION

          The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, and the exhibits and schedules thereto which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

          VCA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market and the Company's reports, proxy or information statements, and other information filed with the Nasdaq National Market may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus:

          (1) Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (as amended by Form 10-K/A Amendment No. 1);

          (2) Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

          (3) Registrant's Reports on Form 8-K, filed on July 5, 1996 (as amended on July 17, 1996), January 22, 1997, February 18, 1997, February 27, 1997 and April 30, 1997.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents). Written requests for such copies should be directed to Tomas Fuller, Chief Financial Officer, Veterinary Centers of America, Inc. 3420 Ocean Park Boulevard, Suite 1000, Santa Monica, California 90405. Telephone inquiries may be directed to Veterinary Centers of America, Inc., at (310) 392-9599.

                                  SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION CONTAINED HEREIN AND IN THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES HEREIN TO THE "COMPANY" AND "VCA" REFER TO VETERINARY CENTERS OF AMERICA, INC. AND ITS CONSOLIDATED SUBSIDIARIES. THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS CONTAIN FORWARD LOOKING STATEMENTS, WHICH ARE INHERENTLY UNCERTAIN. ACTUAL RESULTS MAY DIFFER FROM THOSE DISCUSSED IN SUCH FORWARD LOOKING STATEMENTS FOR THE REASONS, AMONG OTHERS, DISCUSSED IN "RISK FACTORS."

                                THE COMPANY

          Veterinary Centers of America. Inc. ("VCA" or the "Company") was founded in 1986 and is a leading companion animal health care company. The Company has established a premier position in the animal hospital and veterinary diagnostic laboratory segments and has an emerging presence in the premium pet food segment. The Company operates the largest network of free-standing animal hospitals in the country. As a leader in the industry, the Company employs more veterinarians than any single private-sector employer. The Company's network includes privately owned teaching hospitals which provide clinical training for recent veterinary school graduates. In addition, the Company operates the largest network of veterinary-exclusive laboratories in the nation. The Company also markets both a life-stage and a therapeutic line of premium pet foods through Vet's Choice, a joint venture with Heinz Pet Products, an affiliate of H.J. Heinz Company.

          The Company operates in three market segments which had total domestic revenues in 1994 of approximately $10.0 billion, composed of approximately $8.2 billion for veterinary care (animal hospitals and veterinary diagnostic laboratories) and $1.8 billion for premium pet food. The animal hospital industry is highly fragmented with approximately 115 million dogs and cats in the United States being cared for by an estimated 55,000 veterinarians practicing at 16,000 animal hospitals. These animal hospitals are primarily single site, sole practitioner facilities. The Company believes that its larger size and multi-site network offer advantages to the veterinary professional and consumer alike. The Company's size and breadth of operations enable it to leverage corporate overhead, centralize administrative functions, realize economies of scale in purchasing and other administrative functions, enhance medical care through specialists and state of the art equipment and technology and free the veterinary professional from administrative tasks, thereby allowing the veterinarian greater time to practice veterinary medicine.

          The Company's animal hospitals offer a full range of general medical and surgical services and also perform specialty services such as orthopedics for small animals, including dogs, cats, birds and other household pets. In addition to treating disease and injury, the Company's animal hospitals emphasize pet wellness and offer programs to encourage routine vaccinations, health examinations, spaying and neutering and dental care. The Company's veterinary diagnostic laboratories offer a full range of diagnostic and reference tests. Laboratory tests are used by veterinarians to diagnose, monitor and treat diseases through the detection of substances in blood, urine or tissue samples and other specimens. The Company does not conduct experiments on animals and is not engaged in animal research. Vet's Choice markets a line of life-stage and therapeutic premium pet foods under the brand names, SELECT BALANCE and SELECT CARE, respectively.

          The Company's business strategy focuses on (i) expanding its animal hospital and veterinary diagnostic laboratory businesses through acquisitions and internal growth, (ii) achieving cost savings by consolidating operations and realizing economies of scale in purchasing and administrative support functions and the implementation of the Company's standard management programs, (iii) taking advantage of its unique opportunity to deliver its products and services through multiple channels to its customers, who are primarily veterinarians and pet owners, and (iv) capitalizing on its leadership position within the companion animal health care industry to expand into other products and services for veterinarians and pet owners.

                               RISK FACTORS

          IN ADDITION TO THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED BEFORE MAKING AN INVESTMENT IN THE COMPANY.

ANTICIPATED EFFECTS OF ACQUISITIONS

          VCA has acquired Pets' Rx and The Pet Practice, Inc. ("Pet Practice") with the expectation that the transactions will result in beneficial synergies for the combined business. These synergies include the potential to realize improved operating margins at animal hospitals through a strategy of centralizing various corporate and administrative functions and leveraging fixed costs while providing customers with improved services.

          Achieving these anticipated benefits depends in part on the efficient, effective and timely integration of the operations of Pets' Rx and Pet Practice with those of the Company. The combination of these businesses requires, among other things, integration of the companies' management staffs, coordination of the companies' sales and marketing efforts, integration and coordination of the companies' development teams and the identification and elimination of redundant overhead and poor-performing hospitals. These tasks are substantially complete as of the date of this report. However, full integration will require additional efforts.



          As a result of the integration process, the Company was unable to engage in adequate marketing activities and, as a result, same-store sales growth of the animal hospitals of the Company and those acquired through the Pet Practice and Pets' Rx acquisitions declined. In addition, there existed significant redundant overhead at the regional and corporate offices of the companies which resulted in increased operational expenses during the integration period. Also during this period, the Company closed, combined or sold approximately 17 animal hospitals which did not meet the Company's performance criteria. The integration process also required significant dedication of management resources. During the integration period, the accounting staff of the Company primarily focused on consolidating the books of the Pet Practice and Pets' Rx and recording the acquisition on the books of the Company. Operations personnel focused on integrating the management staffs and organizational cultures of the three geographically separated organizations. The combined staff focused on reducing overhead, integrating personnel policies and procedures and developing the VCA identity in marketing materials and hospital signage. Consequently, during this period, the Company experienced operational inefficiencies and increased expenses.

          Moreover, during the integration period, the Company was in the process of implementing new management information systems designed to integrate the financial information of all of the animal hospitals and veterinary laboratories of the companies in one system. See "Management Information Systems" below.

          While a significant portion of the integration of the companies is complete, it is anticipated that the integration will continue to require substantial dedication from management. There can be no assurance that the problems associated with the integration identified above will not continue or that the integration on an ongoing basis will proceed smoothly or successfully. Furthermore, even if the operations of the three companies are ultimately successfully integrated, it is anticipated that the integration will continue to be accomplished over time and, in the interim, the combination may continue to have an adverse effect on the business, results of operations and financial condition of VCA.

RAPID EXPANSION AND MANAGEMENT OF GROWTH

          Due to the number and size of acquisitions completed since January 1, 1995, the Company has experienced rapid growth. In 1995, the Company completed 32 acquisitions (25 animal hospitals, six veterinary diagnostic laboratories and the remaining 30 percent interest in Professional Animal Laboratory). In 1996, the Company completed the acquisition of Pet Practice, 22 animal hospitals and 6 veterinary diagnostic laboratories and combined its operations with Pets' Rx in a transaction accounted for as a pooling-of-interests. As a result of these acquisitions and the Pets' Rx pooling-of-interests transaction, the Company's revenues have grown from $42.2 million in 1994 to $92.1 million in 1995, to $182.2 million in 1996 and to unaudited proforma 1996 revenue of over $228 million. In addition, during this period, the Company entered two new lines of business, veterinary diagnostic laboratories and premium pet food.

          The Company's growth and pace of acquisitions have placed, and will continue to place, a substantial strain on its management, operational, financial and accounting resources. The successful management of this growth will require the

Company to continue to implement and improve its financial and management information systems and to train, motivate and manage its employees. There can be no assurance that the combined business will be able to identify, consummate or integrate acquisitions without substantial delays, costs or other problems. Once integrated, acquisitions may not achieve sales, profitability and asset productivity commensurate with the combined business' other operations. In addition, acquisitions involve several other risks, including adverse short-term effects on the combined business' reported operating results, impairments of goodwill and other intangible assets, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, the amortization of intangible assets and risks associated with unanticipated problems or legal liabilities. The combined business' failure to manage growth effectively would have a material adverse effect on the combined business' results of operations and its ability to execute its business strategy.

ALLEGED MISSTATEMENTS REGARDING THE COMPANY'S OPERATIONS AND PROSPECTS

          The Company and certain of its current and former officers and directors have been named as defendants in a class action lawsuit filed on April 1, 1997, entitled Marilyn J. Thompson, et al. v. Veterinary Centers of America, Inc., et al., Los Angeles Superior Court, Case No. BC168547. The lawsuit has been filed on behalf of individuals claiming to have purchased Common Stock of the Company during the time period from February 15, 1996 through November 14, 1996, and the plaintiffs seek unspecified damages arising from alleged misstatements regarding the Company's animal hospitals, diagnostic laboratories, pet food operations and success in integrating certain acquisitions. While the Company has not yet filed an answer to the complaint, the Company intends to vigorously defend itself against the lawsuit.

          Since discovery has not yet commenced, the Company is unable to assess the likelihood of an adverse result in the class action lawsuit. There can be no assurances as to the outcome of such lawsuit. The inability of the Company to resolve the claims that are the basis for the lawsuit or to prevail in any related litigation could result in the Company being required to pay substantial monetary damages for which the Company may not be adequately insured, which could have a material adverse effect on the Company's business, financial condition and results of operations. In any event, the Company's defense of such lawsuit, even if the outcome is favorable to the Company, may result in substantial costs to the Company, as well as significant dedication of management resources.

MANAGEMENT INFORMATION SYSTEMS

          The growth experienced by the Company, and specifically the acquisitions of Pet Practice and Pets' Rx, and the corresponding increased need for timely information, have placed significant demands on the Company's existing accounting and management information systems. The Company is in the process of implementing new management information systems to collect and organize data from all of its operations. Once integrated, the Company anticipates that the new systems will result in the automation of certain time intensive manual procedures, daily access, if desired, to information relating to sales, revenues and other financial and operational data from each animal hospital and veterinary laboratory and ultimately in the delivery of financial information to management and preparation of consolidated financial reports, each on a more timely basis.

While the Company has begun the process of implementing new system, the continued development and installation of the systems involves the risk of unanticipated delay and expenses. There can be no assurance that the Company will successfully or timely implement the new systems or that it will effectively serve the Company's future information requirements.

DEPENDENCE ON ACQUISITIONS FOR FUTURE GROWTH

          The Company's growth strategy is dependent principally on its ability to acquire existing animal hospitals. Successful acquisitions involve a number of factors which are difficult to control, including the identification of potential acquisition candidates, the willingness of the owners to sell on reasonable terms and the satisfactory completion of negotiations. In addition, acquisitions may be subject to pre-merger or post-merger review by governmental authorities for antitrust and other legal compliance. Adverse regulatory action could negatively affect the Company's operations through the assessment of fines or penalties against the Company or the possible requirement of divestiture of one or more of the Company's operations.

          There can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company in a timely manner in the future. Assuming the availability of capital, the Company's plans include an aggressive acquisition program involving the acquisition of at least 15 to 25 facilities per year. The Company continues to evaluate acquisitions and negotiate with several potential acquisition candidates. The failure to complete acquisitions and continue expansion could have a material adverse effect on the Company's financial performance. As the combined business proceeds with its acquisition strategy, it will continue to encounter the risks associated with the integration of acquisitions described above.

LEVERAGE


           The Company has incurred substantial indebtedness in connection with the acquisition of its animal hospitals and veterinary diagnostic laboratories and through the sale of the $84,385,000 of 5.25% convertible debentures in April 1996. The Company had at March 31, 1997, consolidated long-term obligations (including current portion) of $175.7 million. At March 31, 1997 and December 31, 1996 the Company's ratio of long-term debt to total stockholders' equity was 103% and 88.9%, respectively.


RISKS ASSOCIATED WITH INTANGIBLE ASSETS


          A substantial portion of the assets of the Company consists of intangible assets, including goodwill and covenants not to compete relating to the acquisition of animal hospitals and veterinary diagnostic laboratories. At March 31, 1997, the Company's balance sheet reflected $233.7 million of intangible assets of these types, a substantial portion of the Company's $383.5 million in total assets at such date. The Company expects the aggregate amounts of goodwill andother intangible assets on its balance sheet to increase in the future inconnection with additional acquisitions. This increase will have an adverse impact on earnings as goodwill and other intangible assets will be amortized against earnings. In the event of any sale or liquidation of the Company, there can be no assurance that the value of these intangible assets will be realized.




          In addition, the Company continually evaluates whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that these intangible assets should be evaluated for possible impairment, they may be required to reduce the carrying value of intangible assets, which could have a material adverse effect on results of operations during the periods in which such reduction is recognized. In accordance with this policy, the Company recognized a writedown of goodwill and related assets in the amount of $2.3 million in 1993 in connection with three of the Company's facilities which were not performing to the level deemed acceptable by management. Further, the Company has recognized a writedown of goodwill and related assets in the amount of $9.5 million as part of its restructuring plan adopted during the third and fourth quarters of 1996. There can be no assurance that the Company will not be required to writedown assets further in future periods.


GUARANTEED PAYMENTS


         In connection with acquisitions in which the purchase price consists, in part, of the Company's common stock (the "Guarantee Shares"), the Company often guarantees (the "Guarantee Right") that the value of such stock (the "Measurement Price") two to three years following the date of the acquisition (the "Guarantee Period") will equal or exceed the value of the stock on the date of acquisition (the "Issue Price"). In the event the Measurement Price does not equal or exceed the Issue Price, the Company typically is obligated either to (i) pay to the seller in cash, notes payable or additional shares of the Company's common stock the difference between the Issue Price and the Measurement Price multiplied by the number of Guarantee Shares then held by the seller, or (ii) purchase the Guarantee Shares then held by the seller. Once the Guarantee Shares are delivered and registered for resale under the Securities Act, which registration the Company covenants to effect generally within nine months of issuance of the Guarantee Shares, the seller's Guarantee Right typically terminates if the Company's common stock trades at 110% to 120% of the Issue Price (the "Release Price") for five to 15 consecutive days, depending on the terms of the specific acquisition at issue. There are 256,672 Guarantee Shares outstanding at June 30, 1997 with Issue Prices ranging from $11.62 to $24.53, with a weighted average of $17.30, that have not met their respective Release Prices for the specified period or have not been delivered due to escrow arrangements. If the value of the Company's common stock decreases and is less than an Issue Price at the end of the respective Guarantee Period for these shares, the Company may be obligated to compensate these sellers.

SEASONALITY AND FLUCTUATING QUARTERLY RESULTS

           A large portion of the business of the Company is seasonal, with operating results varying substantially from quarter to quarter. Historically, the Company's revenues have been greater in the second and third quarters than in the first and fourth quarters. The demand for the Company's veterinary services are significantly higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites.

In addition, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks, and the number of daylight hours, as well as general economic conditions. A substantial portion of the Company's costs are fixed and do not vary with the level of demand. Consequently, net income for the second and third quarters at individual animal hospitals generally has been higher than that experienced in the first and fourth quarters.

DEPENDENCE ON KEY MANAGEMENT

          The Company's success will continue to depend to a significant extent on the Company's executive officers and other key management, particularly its Chief Executive Officer, Robert L. Antin. VCA has an employment contract with Mr. Robert Antin, Mr. Arthur Antin, Chief Operating Officer of VCA, and Mr. Neil Tauber, Senior Vice President of VCA, each of which expires in December 2002. VCA has no other written employment agreements with its executive officers. None of VCA's officers are parties to noncompetition covenants which extend beyond the term of their employment with VCA. VCA maintains "key man" life insurance on Mr. Robert Antin in the amount of $3.0 million, of which VCA is the sole beneficiary. VCA does not maintain any insurance on the lives of its other senior management. As VCA continues to grow, it will continue to hire, appoint or otherwise change senior managers and other key executives.
There can be no assurance that VCA will be able to retain its executive officers and key personnel or attract additional qualified members to management in the future. In addition, the success of certain of VCA's acquisitions may depend on VCA's ability to retain selling veterinarians of the acquired companies. The loss of services of any key manager or selling veterinarian could have a material adverse effect upon VCA's business.

COMPETITION

          The companion animal health care industry is highly competitive and subject to continual change in the manner in which services are delivered and providers are selected. The Company believes that the primary competitive factors in connection with animal hospitals are convenient location, recommendation of friends, reasonable fees, quality of care and convenient hours. The Company's primary competitors for its animal hospitals in most markets are individual practitioners or small, regional multi-clinic practices. In addition, certain national companies in the pet care industry, including the operators of super-stores, are developing multi-regional networks of animal hospitals in markets which include the Company's animal hospitals. Among veterinary diagnostic laboratories, the Company believes that quality, price and the time required to report results are the major competitive factors. There are many clinical laboratory companies which provide a broad range of laboratory testing services in the same markets serviced by the Company. In addition, several national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests.

GOVERNMENT REGULATION

          The laws of many states prohibit veterinarians from splitting fees with non-veterinarians and prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. While the Company seeks to structure its operations to comply with the corporate practice of veterinary medicine laws of each state in which it operates, there can be no assurance that, given varying and uncertain interpretations of such laws, the Company would be found to be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that the Company is in violation of applicable restrictions on the practice of veterinary medicine in any state in which it operates could have a material adverse effect on the Company if the Company were unable to restructure its operations to comply with the requirements of such states.

ANTI-TAKEOVER EFFECT

          A number of provisions of the Company's Certificate of Incorporation and bylaws and certain Delaware laws and regulations relating to matters of corporate governance, certain rights of directors and the issuance of preferred stock without stockholder approval, may be deemed to have and may have the effect of making more difficult, and thereby discouraging, a merger, tender offer, proxy contest or assumption of control and change of incumbent management, even when stockholders other than the Company's principal stockholders consider such a transaction to be in their best interest. In addition, H.J. Heinz Company has an option to purchase the Company's interest in the Vet's Choice joint venture upon the occurrence of a change in control (as defined in the joint venture agreement), which may have the same effect. Accordingly, stockholders may be deprived of an opportunity to sell their shares at a substantial premium over the market price of the shares.

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

          Future sales by existing stockholders could adversely affect the prevailing market price of the Company's common stock. As of July 24, 1997, the Company had 19,495,770 shares of common stock outstanding (including 141,615 shares held in treasury), most of which are either freely tradeable in the public market without restriction or tradeable in accordance with Rule 144 under the Act. There are also 102,241 shares which the Company is obligated to issue in connection with the Pets' Rx andPet Practice mergers and certain acquisitions; 583,333 shares issuable uponconversion of outstanding preferred stock; 3,670,018 shares of the Company'scommon stock issuable upon exercise of outstanding stock options; 35,876shares issuable upon conversion of convertible notes; and 2,456,623 sharesissuable upon conversion of convertible debentures. Shares may also be issued under price guarantees delivered in connection with acquisitions. These shares will be eligible for immediate sale upon issuance.

POSSIBLE VOLATILITY OF STOCK PRICE

          The market price of the Company's common stock could be subject to significant fluctuations caused by variations in quarterly operating results, litigation involving the Company, announcements by the Company or its competitors, general conditions in the companion animal health care industry and other factors. The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of publicly traded companies. The broad fluctuations may adversely affect the market price of the Company's common stock.


                              USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of the Securities offered by the Selling Stockholders hereunder.

               SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION


          The Shares were issued by the Company on June 19, 1996 in a private placement pursuant to Regulation D under the Securities Act. Pursuant to an Agreement and Plan of Reorganization dated February 27, 1996, as amended (the "Merger Agreement"), the Company covenanted to use its best efforts to register one-third of the shares of Common Stock issued pursuant to the Merger Agreement on or prior to January 30, 1997, one-third of such shares on or prior to April 30, 1997 and one-third of such shares on or prior to July 30, 1997. The purpose of this Registration Statement is to register the final one-third of the shares of Common Stock issued pursuant to the Merger. The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholders as of July 24, 1997, and as adjusted to reflect the sale of 801,053 shares by the Selling Stockholders. The
Selling Stockholders have the sole voting and investment power with respect to the shares owned, subject to applicable community property laws. It is the intention of the Company that this Registration Statement shall remain effective until June 19, 1998. As of July 24, 1997, the Company had outstanding 19,495,770 shares of Common Stock, par value $0.001 per share, the only outstanding voting security of the Company.




                                                                                      COMMON STOCK OWNED AFTER THE
        NAME                        COMMON STOCK OWNED PRIOR TO THE OFFERING(1)               OFFERING (1)
-----------------------------       --------------------------------------------      ------------------------------

                                       Number of     Percent of   Number of Shares                        Percent of

                                       Shares         Class         to be Sold      Number of Shares        Class
Richard E. Watson &
Nancy P. Watson
6992 Burnside Drive
San Jose, CA 95120                      41,361           *             41,361               0                *

Richard E. Watson, as
Cust. for Andrew Watson
6992 Burnside Drive
San Jose, CA 95120                       7,755           *              7,755               0                *

Hyprom, S.A.
Chemin Neuf 16
1028 Preverenges, Switzerland          266,301           *            266,301               0                *

Trilon Dominion Partners, LLC
10800 Midlothian Turnpike,
Suite 129
Richmond, VA 23235                     120,638           *            120,638               0                *

John W. Hunter
100 Kennedy Ave, #8
San Antonio, TX  78209                 127,328           *            127,328               0                *

William D. Benjes
Stratfield Management, Inc.
40 Broad Street, Suite 825
Boston, MA  02109                       22,404           *             22,404               0                *

Robert M. Wallace &
Carol A. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030                     19,388           *             19,388               0                *

Eyeries Associates
c/o Brian McCarthy, Administrator
20 The Fairfield
Farmham Surrey GU9 8AJ
England                                 17,866           *             17,866               0                *

Mega Life & Health Insurance Co.
c/o Pat McLaughlin
Emerald Capital
100 Chetwind Drive, Suite 202
Rosemont, PA 19010                      58,414           *             58,414               0                *

Page 10


        NAME                        COMMON STOCK OWNED PRIOR TO THE OFFERING(1)               OFFERING (1)
-----------------------------       --------------------------------------------      ------------------------------

                                       Number of     Percent of   Number of Shares                        Percent of

                                       Shares         Class         to be Sold      Number of Shares        Class

Midwest Nat'l Life Insurance Co.
c/o Pat McLaughlin
Emerald Capital
100 Chetwind Drive, Suite 202
Rosemont, PA 19010                      13,199           *             13,199               0                *

Everest Capital Fund LP
c/o Marko Dimitrijevic
20 Parliament St., Corner House
Box HM2458
Hamilton, Bermuda  HMJX                 11,150           *             11,150               0                *

Lowell Morse & Vera Morse
c/o Cypress Ventures, Inc.
5335 S. W. Meadows Road, #365
Lake Oswego, OR  97035                  11,115           *             11,115               0                *

Robert B. Luthi & Carolee Luthi
7182 Brooktree Lane
San Jose, CA 95120                       2,980           *              2,980               0                *

Rebecca N. Watson
6992 Burnside Drive
San Jose, CA 95120                       7,755           *              7,755               0                *

Jeff Watson
6992 Burnside Drive
San Jose, CA 95120                       7,755           *              7,755               0                *

George Couponas
35 Singletree Road
Chestnut Hill, MA  02167                   875           *                875               0                *

Cameo L. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030                      6,462           *              6,462               0                *

Carol A. Wallace\Cust. for
Charity N. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030                      6,462           *              6,462               0                *

William T. Murphy &
Diane S. Murphy
41 Great Hill Farms Road
Bedford, NY 10506                        7,329           *              7,329               0                *

Gateway Advisors/Cross
Capital Profit Sharing Plan
c/o Robert M. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030                        598           *                598               0                *

Marko Dimitrijevic
c/o Everest Capital Inc.
20 Parliament St., Corner House
Box HM2458
Hamilton, Bermuda  HMJX                  4,656           *              4,656               0                *

Lowell Morse
c/o Cypress Ventures, Inc.
5335 S.W. Meadows Road, #365
Lake Oswego, OR 97035                    4,653           *              4,653               0                *

Page 11

        NAME                        COMMON STOCK OWNED PRIOR TO THE OFFERING(1)               OFFERING (1)
-----------------------------       --------------------------------------------      ------------------------------

                                       Number of     Percent of   Number of Shares                        Percent of

                                       Shares         Class         to be Sold      Number of Shares        Class

Robert M. Wallace
15305 Top of the Hill Court
Los Gatos, CA 95030                      4,653           *              4,653               0                *

Joseph A. Pellegrini
Robertson Stephens & Co.
555 California Street
San Francisco, CA 94104                  2,906           *              2,906               0                *

Carl Renda
320 Central Park West, #2A
New York, NY 10025                         857           *                857               0                *

Delaware Charter\Cust.
for Mildred Hanstein IRA
1484 Dry Creek Road
San Jose, CA 95125                       2,408           *              2,408               0                *

Maxine E. Wallace
3394 Beacon Lane
San Jose, CA 95118                       2,256           *              2,256               0                *

Nor-Cal Veterinary Practices
4440 La Paz Lane
Santa Rosa, CA 95404                     1,292           *              1,292               0                *

Exeland West, Ltd.
c/o Scott Anderson
5618 Yerba Buena Road
Santa Rosa, CA  95400                      861           *                861               0                *

Laurence Berger &
Dorothea Berger
333 West End Avenue, #15B
New York, NY  10023                        775           *                775               0                *

Charles B. Runnels
556 Catalonia Ave
Pacific Palisades, CA 90272-3010         2,026           *              2,026               0                *

Mary E. Benjes
Stratfield Management, Inc.
40 Broad Street, Suite 825
Boston, MA  02109                        2,025           *              2,025               0                *

Ralph O'Brien
c/o Aegon Investments
4333 Edgewood Road NE
Cedar Rapids, IA 52499                   1,938           *              1,938               0                *

Arthur Amon & Leta Amon
104 Dana Highlands Ct.
Danville, CA  94506                      1,605           *              1,605               0                *

Kenneth Moelis & Julie
Moelis TTEE Moelis Family
624 N. Alpine Drive
Beverly Hills, CA 90210                  1,605           *              1,605               0                *

Anna Ruth Frost Trust U/A
4/18/85 FBO Frost Family Trust B
2365 N. Iris Lane
Esconchida, CA  92026                    1,605           *                 1,605            0                 *


Page 12


        NAME                        COMMON STOCK OWNED PRIOR TO THE OFFERING(1)               OFFERING (1)
-----------------------------       --------------------------------------------      ------------------------------

                                       Number of     Percent of   Number of Shares                        Percent of

                                       Shares         Class         to be Sold      Number of Shares        Class

Michael S. Morse &
Paula D. Morse
4052 Orchard Drive
Lake Oswego, OR 97035                    1,464           *                 1,464            0                 *

Joseph Gali & Janice Gali
57 Alpine Avenue
Los Gatos, CA 95032                        757           *                  757             0                 *

Valley Christian Schools
1570 Branham Lane
San Jose, CA 95118                         690           *                  690             0                 *

William A. Stinson
915 Dry Creek Drive
Campbell, CA 95008                         687           *                  687             0                 *

William Benak & Judith Benak
3 Biltmore Lane
Menlo Park, CA  94025-6686                 626           *                  626             0                 *

M. Roger Leach
TTEE Roger Leach Living Trust
38254 S. Samaniego Drive
Tucson, AZ 85739-1046                      413           *                  413             0                 *

Everest Capital International LTD.
c/o Marko Dimitrijevic
20 Parliament St., Corner House
Box HM2458
Hamilton, Bermuda  HMJX                    318           *                  318             0                 *

Lowell W. Morse Jr.
c/o Cypress Ventures, Inc.
5335 S. W. Meadows Road, #365
Lake Oswego, OR  97035                     172           *                  172             0                 *

Stephen D. Morse
23755 SE Brittany Lane
Sherwood, OR 97140                         172           *                  172             0                 *

Suzanne Whitcomb
Stratfield Management, Inc.
40 Broad Street, Suite 825
Boston, MA 02109                            86           *                   86             0                 *

Mary Dunne Congdon
Stratfield Management, Inc.
40 Broad Street, Suite 825
Boston, MA  02109                           43           *                   43             0                 *

William D. Benjes, Jr.
Stratfield Management, Inc.
40 Broad Street, Suite 825
Boston, MA  02109                        2,154           *                2,154             0                 *

J. David Reed
20120 Mendelson
Saratoga, CA 95070                         215           *                  215             0                 *

--------------------

* Less than one percent.

<F1>       Assumes no purchase of additional shares, no exercise of
          outstanding warrants or options to purchase the Company's Common Stock, and no conversion of any notes to shares of the Company's Common Stock.

          The Selling Stockholders may sell all or a portion of the shares of Common Stock offered hereby from time to time in brokerage transactions in the over-the-counter market at prices and terms prevailing at the times of such sales. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may individually pay customary brokerage commissions and expenses. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under such Act.

          Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the shares of Common Stock of the Company during the applicable"cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will need to comply with applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders. Regulation M contains certain limitations and prohibitions intended to prevent issuers and selling security holders and other participants in a distribution of securities form conditioning the market through manipulative or deceptive devices to facilitate the distribution.

                               LEGAL MATTERS

          The validity of the Common Stock offered hereby will be passed upon for the Company by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California.


                                  EXPERTS

          The audited consolidated financial statements of VCA, the audited supplemental combined financial statements of VCA, the audited financial statements of Southwest Veterinary Diagnostic, Inc. and the audited financial statements of Pets' Rx, Inc. incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

          The financial statements of the Pet Practice and Professional Veterinary Hospitals of America incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          The Company has agreed to indemnify Price Waterhouse LLP for legal costs and expenses that Price Waterhouse LLP might incur in successfully defending itself in litigation resulting from the incorporation by reference of its report in the registration statement of which this prospectus forms a part. In the event Price Waterhouse LLP enters into a settlement agreement with any such litigation, the settlement agreement shall not constitute a "successful defense" of such litigation. Such indemnification, however, shall be null and void should Price Waterhouse LLP be found by a court to be liable for professional malpractice.

          No dealer, salesperson or other person has been authorized to give any information or to make any representation, other than those contained in this Prospectus, in connection with the offer made by this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.